Exhibit 99.1

CADELER A/S ANNOUNCES REGISTRATION OF SHARE CAPITAL INCREASE AND COMPLETION OF SETTLEMENT OF SHARE EXCHANGE OFFER

Copenhagen, December 19, 2023: Reference is made to the stock exchange announcement of December 18, 2023 published by Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) regarding the final result of the share exchange offer for all of the outstanding shares of common stock of Eneti Inc. (NYSE: NETI) (“Eneti”) (the “Share Exchange Offer”).

As announced in connection with the final result of the Share Exchange Offer, the board of directors of Cadeler has resolved to issue 113,809,868 new Cadeler shares in total, corresponding to the delivery of 28,452,467 Cadeler American Depositary Shares (the “Cadeler ADSs”) in consideration for the shares of Eneti common stock validly tendered and not validly withdrawn in the Share Exchange Offer, subject to payment of cash compensation in lieu of any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes.

The share capital increase pertaining to the new Cadeler shares issued in connection with the Share Exchange Offer has now been registered with the Danish Business Authority. Accordingly, the total nominal value of the share capital of Cadeler is DKK 311,409,868 divided into 311,409,868 shares with a nominal value of DKK 1 each and each carrying one voting right, corresponding to a total of 311,409,868 voting rights.

Cadeler expects settlement of the Share Exchange Offer to be completed on or around December 19, 2023.

Reference is made to the disclosure requirements on changes to the share capital and voting rights set out in section 32 of the Danish Capital Markets Act.

The new shares are issued in Cadeler’s existing ISIN DK0061412772 and are to be tradable on the Oslo Stock Exchange in accordance with an EU/EEA listing prospectus approved by the Danish Financial Supervisory Authority and passported to Norway by issuance of a certificate of approval to the Norwegian Financial Supervisory Authority. The Cadeler ADSs commenced trading on the New York Stock Exchange on a “when-issued” basis on December 15, 2023, and the Cadeler ADSs are expected to commence trading on a regular-way settlement basis on or around December 20, 2023.

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

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About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

Additional Information and Where to Find It

Important Notice

This communication and the Prospectus/Offer to Exchange dated November 7, 2023 referred to above do not constitute a prospectus as defined by Regulation (EU) No. 2017/1129 of 14 June 2017 (the “EU/EEA Prospectus Regulation”) and no public takeover offer is made pursuant to the Directive 2004/25/EC of 21 April 2004 on takeover bids in connection with the exchange offer referred to above. This communication does not contain all the information that should be considered concerning the Share Exchange Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.

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